Exhibit 12.3
Central Illinois Public Service Company
Computation of Ratios of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2002	2003	2004	2005	2006
Net income from continuing operations	$26,355	$28,474	$32,463	$42,998	$37,372
Add- Taxes based on income	16,955	6,245	16,135	24,596	15,539

Net income before income taxes	43,310	34,719	48,598	67,594	52,911

Add- fixed charges:
Interest on long term debt	39,603	33,118	31,372	28,969	29,932
Estimated interest cost within rental expense	—	—	—	—	726
Amortization of net debt premium, discount, and expenses	1,076	935	903	953	1,025

Total fixed charges	40,679	34,053	32,275	29,922	31,683

Earnings available for fixed charges	83,989	68,772	80,873	97,516	84,594

Ratio of earnings to fixed charges	2.06	2.01	2.50	3.25	2.67

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	3,158	2,973	2,512	2,512	2,512
Adjustment to pre-tax basis	2,031	651	1,248	1,437	1,045

	5,189	3,624	3,760	3,949	3,557

Combined fixed charges and preferred stock dividend requirements	$45,868	$37,677	$36,035	$33,871	$35,240

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.83	1.82	2.24	2.87	2.40